                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                            RUBIO'S RESTAURANTS, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                    78116B102
                                 (CUSIP Number)

                                  MAY 26, 1999
             (Date of Event Which Requires Filing of this Statement)

                                  Kyle Anderson
                             Rosewood Capital, L.P.
                            One Maritime Plaza #1330
                             San Francisco, CA 94111
                                 (415) 362-5526

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / / Rule 13d-1(b)
         /x/ Rule 13d-1(c)
         / / Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------

CUSIP No.: 78116B102

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

               Rosewood Capital, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                    (b) /x/
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Delaware
-------------------------------------------------------------------------------
                                         5        SOLE VOTING POWER

          NUMBER OF SHARES                        - 1,526,812 -
            BENEFICIALLY                 --------------------------------------
              OWNED BY                   6        SHARED VOTING POWER
                EACH
             REPORTING                            -0-
               PERSON                    --------------------------------------
                WITH                     7        SOLE DISPOSITIVE POWER

                                                  -1,526,812-
                                         --------------------------------------
                                         8        SHARED DISPOSITIVE POWER

                                                  -0-
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,526,812

-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      17.2%
-------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

               PN
-------------------------------------------------------------------------------

Item 1.

         (a)      NAME OF ISSUER:   Rubio's Restaurants, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           1902 Wright Place, Suite 300
                           Carlsbad, CA  92008

Item 2.

         (a)      NAME OF PERSON FILING:    Rosewood Capital, L.P.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                                               One Maritime Plaza #1330
                                               San Francisco, California 94111

         (c)      CITIZENSHIP:      State of California

         (d)      TITLE OF CLASS OF SECURITIES:   Common Stock, Par Value $.001

         (e)      CUSIP NUMBER:     78116B102

Item 3.  Not Applicable.

Item 4.  OWNERSHIP

         (a)      AMOUNT BENEFICIALLY OWNED:  -1,526,812-

         (b)      PERCENT OF CLASS:         17.2%

                  (1) Rosewood Capital, L.P. ("Rosewood") is the registered holder of 1,526,812 shares of Common Stock. Pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934, as amended, Rosewood is required to file a Schedule 13G with respect to such shares by February 14, 2000. Rosewood became the registered holder of such shares of Common Stock by virtue of the effectiveness of that certain Form S-1 of Rubio's Restaurants, Inc. on or about May 26, 1999 and the completion of the initial public offering of Common Stock of Rubio's Restaurants, Inc. Upon completion of such initial public offering, Rosewood's 1,526,812 shares of preferred stock in Rubio's Restuarants, Inc. automatically converted into Common Stock on a one-for-one basis.

                  (2) Based on 8,867,119, the number of shares of Common Stock outstanding as of November 2, 1999 (as reported in Rubio's Restaurants, Inc.'s Form 10-Q filed with the SEC on November 10, 1999), Rosewood's percentage ownership is 17.2% as of the date of this filing.

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      SOLE POWER TO VOTE OR TO
                           DIRECT THE VOTE                          -1,526,812-

                  (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE  -0-

                  (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE
                           DISPOSITION OF                           -1,526,812-

                  (iv)     SHARED POWER TO DISPOSE OR TO DIRECT THE
                           DISPOSITION OF                                   -0-

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not Applicable.

Item 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
                  THE SECURITY BEING REPORTED ON BY THE  PARENT HOLDING COMPANY

                  Not Applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

Item 9.  NOTICE OF DISSOLUTION OF A GROUP

                  Not Applicable.

Item 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                     [Remainder of page intentionally blank]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 10, 2000

                                  ROSEWOOD CAPITAL, L.P.

                                  By: Rosewood Capital Associates, L.L.C., a Delaware limited liability company

                                           By:      /s/ Kyle Anderson
                                               ---------------------------------
                                                        Kyle A. Anderson
                                                        Managing Member